SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






 AER RIANTA INCOMPETENTCY WITNESSED AGAIN - EUR 7 MILLION SPENT ON 'PIER D' AND
                             A NOT A SHOVEL LIFTED.


Ryanair, Europe's No.1 low fares airline, today (Thursday, 27th May 2004) called on the Government to proceed immediately with the planned break-up of the inefficient Aer Rianta monopoly. Aer Rianta monopoly has announced it has wasted a mind blowing EUR7million of tax payers money on the planned Pier D when not a single sod has been turned.

This latest evidence of total incompetence comes hours after Aer Rianta announced profit collapse of 50%, despite airport charges having doubled, car-parking prices tripled, and passenger numbers more than doubling during the 10 year mismanagement of the current Aer Rianta board by Chairman, Noel Hanlon.

Ryanair's Head of Communications, Paul Fitzsimmons, said:

"Yesterday, Aer Rianta announced a write-off of an incredible EUR7 million (of tax payers money) on the gold-plated Pier D plans, when not a single blade of grass has been touched.

What exactly was the EUR7 million spend on?

   * Consultants reports?
   * Fancy architects?
   * Engineering meetings?
   * Expensive lunches?
   * Lobbying?
   * Or was it on Noel Hanlon's PR Consultants?

The tax payers of this country are entitled to an explanation and we are calling on the Department of Transport to immediately publish detailed analysis of how exactly one can ratchet-up EUR7 million of tax payers money without a single hole being dug".

Ends.                                   Thursday, 27th May 2004



For reference:

Paul Fitzsimmons - Ryanair              Pauline McAlester - Murray Consultants
Tel: 00-353-1-8121228                   Tel: 00-353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 27 May 2004
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director